# SEC Schedule 13G/A (Amendment No. 22) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scholastic Corporation, CIK 0000866729
CUSIP: 807066105
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 555 BROADWAY, New York, New York (NY), 10012
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-015272
Filed by CIK 0001055728

## Reporting persons
- Barbara Robinson Buckland: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 221,090; shared voting power 1,831,712; sole dispositive power 221,090; shared dispositive power 1,831,712; aggregate amount beneficially owned 2,052,802 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Scholastic Corporation
Address of issuer's principal executive offices: 557 Broadway, New York, NY 10012

## Item 2. Person Filing
Name of person filing: Barbara Robinson Buckland
Address of principal business office or, if none, residence: 75 Central Park West, New York, NY 10023
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,052,802 (see note to 4(a)). Note to Item 4(a): Includes 221,090 shares of Common Stock held directly and includes shares owned by the Trust under the Will Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,507,402 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Barbara Robinson Buckland, Florence R. Ford, Mary Sue Robinson Morrill and William W. Robinson, who are all siblings, and Andrew S. Hedden are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust.
Percent of class: 7.5%
Sole power to vote or to direct the vote: 221,090
Shared power to vote or to direct the vote: 1,831,712
Sole power to dispose or to direct the disposition: 221,090
Shared power to dispose or to direct the disposition: 1,831,712

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Maurice R. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Barbara Robinson Buckland: /s/ Barbara Robinson Buckland, Barbara Robinson Buckland (02/14/2025)